                   (CANWEST GLOBAL COMMUNICATIONS CORP. LOGO)

                                  NEWS RELEASE

For Immediate Release
November 4, 2003

                        CANWEST 2003 NET EARNINGS TRIPLE
                      Reports 254% Increase in Net Earnings

WINNIPEG: CanWest Global Communications Corp. today reported financial results for its fourth quarter and the year ended August 31, 2003. Consolidated net earnings were $46 million, or $0.22 per share, for the year compared to $13 million, or $0.07 per share, for the prior year. The growth in net earnings reflects improvement in earnings before interest, taxes, depreciation and amortization (EBITDA) at all major broadcasting and publishing operations in Canada and overseas, with substantial gains at Network TEN and the Company's television and radio operations in New Zealand. Results in the current year include a number of non-recurring items including restructuring provisions and write downs of certain of the Company's film and television libraries, and recovery of future income taxes at Network TEN. Excluding these non-recurring charges, net earnings for the year would have been $62 million, or $0.31 per share.

On a combined basis, which includes the Company's 57.1% proportional share of Network TEN's financial results, EBITDA before non-recurring provisions for restructuring and write downs of certain film and television program libraries was $571 million. This represents an increase of 12% from the $510 million combined pro forma result for the prior year. After including non-recurring charges, combined EBITDA in fiscal 2003 was $518 million, a 1% improvement over last year's pro forma combined result.

Combined revenues for the year increased by 8% to $2,651 million from pro forma combined revenues of $2,450 million for fiscal 2002, and were slightly above actual combined revenues of $2,592 million reported for the prior year.

Pro forma results for fiscal 2002 provide a comparison based upon the same asset base as existed during the year ended August 31, 2003. Pro forma results for 2002, therefore, exclude the revenue and EBITDA contributions of certain newspapers and related assets in Saskatchewan and the Atlantic provinces that were sold in August 2002, and also exclude the contributions from February 16 to August 31, 2002 of those small market newspaper and related assets in Ontario that were sold on February 15, 2003.

On a consolidated basis, revenues for the 2003 fiscal year were $2,278 million compared to $2,273 million for the previous year. Consolidated EBITDA before non-recurring provisions for restructuring and write downs of certain film and television program libraries, was $461 million for the fiscal year ended August 31, 2003, an 8% increase from the pro forma result of $428 million recorded for the previous year. After including non-recurring charges, consolidated EBITDA was $419 million in fiscal 2003.

SEGMENTED RESULTS FOR FISCAL 2003

Revenues for fiscal 2003 for the Company's newspaper and online operations, including the National Post, were $1,169 million, 4% higher than pro forma revenues of $1,129 for the same newspaper assets in fiscal 2002. Newspaper and online EBITDA for the year increased by 7% to $258 million, compared to a pro forma result of $242 million for the previous year. The

EBITDA improvement was primarily attributable to increased revenues and cost reduction initiatives at all major newspapers.

Revenues for the Company's Canadian broadcasting operations for fiscal 2003 increased by 5% to $728 million from $692 million in fiscal 2002. EBITDA for the year was $220 million, 15% higher than the $191 million recorded in the prior year. A combination of increased revenues and cost containment accounted for the improved results.

Network TEN's contribution to CanWest's combined EBITDA increased by 31% to $107 million for the year. A 39% increase in revenues at New Zealand television resulted in EBITDA of $10 million in fiscal 2003 compared to an EBITDA loss of $2 million in fiscal 2002. New Zealand radio recorded EBITDA growth of 27% to $21 million compared to $16 million last year, while TV3 Ireland also maintained its consistent positive growth trend, with CanWest's share of its EBITDA increasing to $10 million for the year, up from $8 million last year.

Revenues for the year at CanWest Entertainment, the Company's program production and distribution division, increased to $191 million from $157 million last year. However, Entertainment recorded an EBITDA loss of $35 million as a result of the persistent weakness in international markets. Entertainment also recorded a $23 million write down in the carrying value of its film and television program library. Earlier this year, the Company initiated a significant change in business strategy at CanWest Entertainment, refocusing its development and production activities primarily to support the programming needs of the Company's Canadian television operations.

RESULTS FOR THE 4TH QUARTER ENDED AUGUST 31, 2003

On a combined basis, revenues in the fourth quarter, traditionally a weaker quarter for the media industry, increased by 16% to $619 million compared to pro forma combined revenues of $535 million for same quarter of the previous year. Combined EBITDA before non-recurring charges of $32 million recorded during the quarter, was $69 million for the fourth quarter, 12% higher than the $62 million for the fourth quarter of fiscal 2002 on a pro forma basis. The $32 million non-recurring charges primarily reflected write downs in the carrying value of the film and television library at CanWest Entertainment and programming inventory at Network TEN.

Consolidated fourth quarter revenues in fiscal 2003 were $520 million, up 7% compared to consolidated revenues of $484 million in the same quarter of the prior fiscal year. Consolidated EBITDA for the fourth quarter after non-recurring charges was $17 million compared to $53 million in fiscal 2002 and $41 million on a pro forma basis in 2002.

The Company reported a net loss of $45 million, or $0.25 per share, in the fourth quarter compared to a net loss of $104 million, or $0.59 per share, for the same period last year. Net earnings on a combined basis and a consolidated basis are the same.

Fourth quarter operating results, with the exception of CanWest Entertainment, reflect significantly higher revenues and EBITDA at all CanWest media operations.

SEGMENTED RESULTS FOR THE 4TH QUARTER ENDED AUGUST 31, 2003

Newspaper and online operations recorded an 8% gain in revenues to $269 million for the quarter, compared to pro forma revenues of $248 million for the fourth quarter of fiscal 2002. EBITDA increased by 33% to $52 million from a pro forma result of $39 million last year. The gains were attributable to a combination of improving advertising markets, system-wide cost reductions, continued progress in reducing EBITDA losses at the National Post and substantial improvements at CanWest's online operations, which registered modest EBITDA for the quarter compared to an EBITDA loss in the same quarter last year.

Fourth quarter revenues from Canadian television operations grew by 6% to $135 million compared to $127 million last year. EBITDA increased by 66% for the quarter, to $13 million, with the gains attributable to a combination of improved advertising markets, elimination of EBITDA losses at the Company's start-up digital specialty channels, and effective control over costs.

CanWest's overseas operations all registered substantial year-over-year gains for the quarter. CanWest's share of results at Network TEN resulted in a 43% increase in EBITDA to $30 million. EBITDA from New Zealand television increased by 44% to $3 million, while CanWest's share of EBITDA from TV3 Ireland also increased by 27% to $1 million for the quarter. CanWest's radio operations in New Zealand registered an 18% gain in EBITDA to $6 million for the quarter.

Revenues at CanWest Entertainment increased by 163% to $72 million for the quarter, mainly due to varying delivery schedules for programming. Fireworks reported an EBITDA loss of $30 million for the quarter compared to an EBITDA loss of $5 million for the same quarter in fiscal 2002. As well, Entertainment recorded a $23 million write down in the carrying value of its film and television program library during the quarter.

Commenting on the results, Leonard Asper, CanWest's President and Chief Executive Officer said, "Our 2003 results are excellent, with the exception of Fireworks. EBITDA was up at all of our major broadcasting and publishing operations in Canada and overseas, with spectacular results at Network TEN and our TV and radio operations in New Zealand. The National Post's circulation climbed significantly in the last few months of 2003 and into September 2004. Our digital specialty channels, with an aggregate of 2.8 million subscribers, became profitable in 2003, two years ahead of plan. Our online operations also became profitable in 2003. The Company launched its first Canadian radio station, COOL 99.1 FM, in Winnipeg last February, and we are set to launch a second radio station, The BEAT FM, in Kitchener, Ontario, early in fiscal 2004. In September, we launched COOL TV, our latest digital TV specialty channel. We have other growth initiatives in the works."

Mr. Asper added that CanWest took a number of corporate initiatives that will strengthen the Company going forward, "We finished selling our small market newspapers and related assets, as well as our investment in SBS broadcasting. The proceeds, approximately half a billion dollars, were all applied to the reduction of our corporate debt. We also completed two significant re-financing initiatives to restructure parts of our corporate debt, reducing our annual interest costs by some $21 million."

Other highlights of the fourth quarter and for the period following the end of the fiscal year include the following:

- Based on dividends already declared and anticipated to be declared by TEN, CanWest expects to receive an aggregate of approximately A$93 million in cash distributions (dividends and subordinated debenture interest) from TEN in the second quarter of fiscal 2004.

- Global Television acquired 14 hours weekly of new US programming to refresh its prime time viewing schedule, two of which, Vegas and Two and a Half Men, topped the ratings for new shows. Friends and Frasier, now in their final year of production, are expected to attract record audiences for their finale shows.

- Global also developed new Canadian shows. These include Train 48, which had a successful three-month run on Global in 2003 and has been renewed for a full season, and Wild Card, a new production that airs in the US on the Lifetime Network. The popular Mike

      Bullard Show, which moves to the Global Television Network this season, will air nightly beginning later in November.

- In October, the Company's second television network in New Zealand, TV4, was re-launched as C4, a music channel geared to youth and young adult audiences. The new, low production cost format immediately attracted a very positive audience response from its target 15-29 audience demographic and promises to reverse EBITDA losses incurred by TV4 in recent years.

- Cost reduction initiatives implemented during the year will further reduce the Company's Canadian operating cost base by approximately $20 million annually.

OUTLOOK

Looking ahead to 2004, Mr. Asper said, "Our most important task will be to press ahead on the many projects that we have initiated over the past three years. We have made tremendous strides in reducing both operating costs and debt servicing costs. We will continue to explore opportunities to divest or monetize assets that are not central to our future corporate strategy, and also explore other opportunities to improve the CanWest balance sheet."

Mr. Asper added, "Ad markets for newspapers are showing renewed strength at the close of fiscal 2003, and we see this positive momentum continuing into fiscal 2004. The outstanding results of our international broadcasting operations in Australia, and New Zealand have carried over into the new fiscal year, and should propel us to a strong 2004. The TV advertising market in Canada was, however, less buoyant as we moved into the new fiscal year. The Company anticipates that its substantial line-up of new shows on Global will score with audiences, and help to maintain Global's traditional ratings leadership in its chosen demographic. The Company's diverse sources of revenues and profits protect it from weaknesses in one particular segment so we expect the strength in the South Pacific, and Canadian newspapers, to provide the basis for a strong 2004."

The Company was saddened by the sudden passing on October 7, 2003 of its founder and Chairman, I.H Asper O.C., O.M., Q.C. Mr. Asper will be greatly missed by his family, and by all those who had the good fortune to know him. The Asper family and all those in the Company who had the privilege of working in close proximity to "Izzy" Asper were deeply touched and gratified by the many kind tributes and condolences expressed by his countless friends, colleagues, competitors and admirers.

On October 17, following a special meeting of the Board of Directors, the Company announced the appointment of the Honourable Frank McKenna P.C., Q.C. as Interim Chair of the Board. Mr. McKenna will serve for an indeterminate period pending the election by the Board of a permanent Chair.

This press release contains certain comments or forward-looking statements that are based largely on the Company's current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations.

The Company's financial statements are available on the corporate Web site www.canwestglobal.com.

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.S and CGS.A, www.canwestglobal.com) is an international media company. CanWest, Canada's largest publisher of daily newspapers, owns, operates and/or holds substantial interests in newspapers, conventional television, out-of-home advertising, specialty cable channels, websites and radio stations and networks in Canada, New Zealand, Australia, Ireland and the United Kingdom. The Company's program production and distribution division operates in several countries throughout the world.

For more information, please contact:

Geoffrey Elliot                           or        John Maguire
Vice President, Corporate Affairs                   Chief Financial Officer
Tel:  (204) 956-2025                                Tel:  (204) 956-2025
Fax:  (204) 947-9841                                Fax:  (204) 947-9841
gelliot@canwest.com                                 jmaguire@canwest.com

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                       CONSOLIDATED STATEMENTS OF EARNINGS
                                   (UNAUDITED)
          (IN THOUSANDS OF CANADIAN DOLLARS EXCEPT AS OTHERWISE NOTED)

                                                      FOR THE THREE MONTHS ENDED           FOR THE YEAR ENDED
                                                      AUGUST 31        AUGUST 31        AUGUST 31        AUGUST 31
                                                          2003             2002            2003             2002
REVENUE                                                 520,301          484,059        2,278,316        2,272,783
Operating expenses                                      345,713          302,848        1,257,836        1,244,263
Selling general and administrative expenses             135,427          128,699          559,047          558,214
Restructuring and film and television program
    impairment expenses                                  21,718                -           42,771                -
                                                     ----------       ----------       ----------       ----------

OPERATING PROFIT BEFORE AMORTIZATION (EBITDA)            17,443           52,512          418,662          470,306
Amortization of intangibles                               4,375            4,375           17,500           17,500
Amortization of property, plant and equipment            16,933           19,290           72,050           74,654
Other amortization                                        1,922            1,839            7,087            6,670
                                                     ----------       ----------       ----------       ----------
EARNINGS BEFORE FINANCING EXPENSES (EBIT)                (5,787)          27,008          322,025          371,482
Financing expenses                                      (84,040)         (90,409)        (363,518)        (376,632)
Investment gains, losses and write-downs                (10,591)         (30,977)           9,240           32,043
Dividend income                                               -                -            3,532            3,241
Interest rate swap loss                                  (9,381)               -          (23,015)               -
                                                     ----------       ----------       ----------       ----------
EARNINGS (LOSS) BEFORE INCOME TAXES                    (109,799)         (94,378)         (51,736)          30,134
Provision for (recovery of) income taxes                (12,905)         (24,794)           3,105            7,108
                                                     ----------       ----------       ----------       ----------
EARNINGS (LOSS) BEFORE THE FOLLOWING                    (96,894)         (69,584)         (54,841)          23,026
Minority interests                                            -                -                -            4,330
Interest in earnings (loss) of Network TEN               52,250          (34,003)         101,339          (11,815)
Interest in loss of equity accounted affiliates            (297)            (557)          (1,332)          (1,523)
Realized currency translation adjustments                   229                -              922           (1,000)
                                                     ----------       ----------       ----------       ----------
NET EARNINGS (LOSS)
                                                        (44,712)        (104,144)          46,088           13,018
                                                     ==========       ==========       ==========       ==========
EARNINGS PER SHARE:(1)
NET EARNINGS (LOSS)
      BASIC                                          ($    0.25)      ($    0.59)      $     0.22       $     0.07
      DILUTED                                        ($    0.25)      ($    0.59)      $     0.22       $     0.07

(1) Earnings per share have been calculated on the basis of the weighted average number of shares outstanding during the year of 177,140,694 (2002 - 176,956,800).

The following statements have been prepared on a combined basis to proportionately consolidate the Company's 57.1% (57.5% to February 27, 2003) interest in Network TEN. These financial statements are supplementary information for shareholders, designed to provide more meaningful and complete disclosure of the Company's operations.

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                         COMBINED STATEMENTS OF EARNINGS
                                   (UNAUDITED)
          (IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT AS OTHERWISE NOTED)

                                                      FOR THE THREE MONTHS ENDED            FOR THE YEAR ENDED
                                                      AUGUST 31        AUGUST 31        AUGUST 31        AUGUST 31
                                                         2003             2002             2003             2002
REVENUE                                                 619,382          574,535        2,651,334        2,592,283
Operating expenses                                      544,240          493,318        2,057,153        2,012,514
                                                     ----------       ----------       ----------       ----------
OPERATING PROFIT BEFORE UNDERNOTED                       75,142           81,217          594,181          579,769
Corporate and development expenses                        6,016            8,416           23,213           26,807
Restructuring and film and program impairment
     expenses                                            32,034                -           53,087                -
                                                     ----------       ----------       ----------       ----------
OPERATING PROFIT BEFORE AMORTIZATION (EBITDA)            37,092           72,801          517,881          552,962
Amortization of intangibles                               4,375            4,375           17,500           17,500
Amortization of property, plant and equipment            19,640           21,531           81,041           82,292
Other amortization                                        2,016            2,114            7,451            7,731
                                                     ----------       ----------       ----------       ----------
EARNINGS BEFORE FINANCING EXPENSES (EBIT)                11,061           44,781          411,889          445,439
Financing expenses                                      (88,245)         (94,382)        (377,277)        (389,800)
Investment gains, losses and write-downs                (10,591)         (40,879)           9,240           22,141
Dividend income                                               -                -            3,532            3,241
Interest rate swap loss                                  (9,381)               -          (23,015)               -
                                                     ----------       ----------       ----------       ----------
EARNINGS (LOSS) BEFORE INCOME TAXES                     (97,156)         (90,480)          24,369           81,021
Provision for (recovery of) income taxes                (52,512)          (4,883)         (22,129)          42,364
                                                     ----------       ----------       ----------       ----------
EARNINGS (LOSS) BEFORE THE FOLLOWING                    (44,644)         (85,597)          46,498           38,657
Minority interests                                            -              792                -            7,053
Goodwill impairment loss                                      -          (18,782)               -          (30,169)
Interest in loss of equity accounted affiliates            (297)            (557)          (1,332)          (1,523)
Realized currency translation adjustments                   229                -              922           (1,000)
                                                     ----------       ----------       ----------       ----------
NET EARNINGS (LOSS)                                     (44,712)        (104,144)          46,088           13,018
                                                     ==========       ==========       ==========       ==========
EARNINGS PER SHARE: (1)
NET EARNINGS (LOSS)
    BASIC                                            ($    0.25)      ($    0.59)      $     0.22       $     0.07
    DILUTED                                          ($    0.25)      ($    0.59)      $     0.22       $     0.07

(1) Earnings per share have been calculated on the basis of the weighted average number of shares outstanding during the year of 177,140,694 (2002 - 176,956,800).

CANWEST GLOBAL COMMUNICATIONS CORP. (1)
COMBINED BUSINESS SEGMENT INFORMATION
(IN THOUSANDS OF CANADIAN DOLLARS)
(UNAUDITED)

                                                    FOR THE YEAR ENDED AUGUST 31
                                                    ----------------------------
                                              2003             2002              2002
                                             ACTUAL           ACTUAL           PROFORMA
REVENUE                                                                          (2)
TELEVISION
Canada                                        728,318          691,888          691,888
Australia - Network TEN                       336,362          281,427          281,427
New Zealand - TV3 and TV4                      95,752           69,079           69,079
Ireland - TV3                                  32,490           28,317           28,317
                                           ----------       ----------       ----------
                                            1,192,922        1,070,711        1,070,711
RADIO - NEW ZEALAND                            73,400           60,724           60,724

ENTERTAINMENT - CANADA                        190,894          156,914          156,914

PUBLISHING AND ONLINE - CANADA              1,168,918        1,270,701        1,128,894

OUTDOOR - AUSTRALIA                            36,656           38,074           38,074

Inter-segment revenues                        (11,456)          (4,841)          (4,841)
                                           ----------       ----------       ----------
TOTAL REVENUE                               2,651,334        2,592,283        2,450,476
                                           ==========       ==========       ==========

OPERATING PROFIT
TELEVISION
Canada                                        220,099          190,752          190,752
Australia - Network TEN                       106,975           81,782           81,782
New Zealand - TV3 and TV4                      10,095           (1,938)          (1,938)
Ireland - TV3                                   9,729            7,654            7,654
                                           ----------       ----------       ----------
                                              346,898          278,250          278,250
RADIO - NEW ZEALAND                            20,751           16,361           16,361

ENTERTAINMENT - CANADA                        (34,524)            (743)            (743)

PUBLISHING AND ONLINE - CANADA                258,496          285,027          242,306

OUTDOOR - AUSTRALIA                             2,560              874              874
                                           ----------       ----------       ----------

SEGMENT OPERATING PROFIT                      594,181          579,769          537,048

Corporate expenses                             23,213           26,807           26,807
Restructuring and film and television
     program impairment expenses               53,087                -                -
                                           ----------       ----------       ----------
OPERATING PROFIT (EBTIDA)                     517,881          552,962          510,241
                                           ==========       ==========       ==========

(1) Combined results include the Company's 57.1% (57.5% to February 27, 2003) economic interest in Network TEN.

(2) Proforma results exclude the results of community newspapers sold in August 2002 and exclude the results of the community newspapers sold in February 2003 for the period from February 15, 2002 to August 31, 2002.

CANWEST GLOBAL COMMUNICATIONS CORP. (1)
COMBINED BUSINESS SEGMENT INFORMATION
(IN THOUSANDS OF CANADIAN DOLLARS)
(UNAUDITED)

                                             FOR THE THREE MONTHS ENDED AUGUST 31
                                             ------------------------------------
                                             2003           2002            2002
                                            ACTUAL         ACTUAL         PROFORMA
REVENUE                                                                     (2)
TELEVISION
Canada                                      134,857        126,893        126,893
Australia - Network TEN                      90,366         81,331         81,331
New Zealand - TV3 and TV4                    26,203         20,341         20,341
Ireland - TV3                                 5,970          6,344          6,344
                                           --------       --------       --------
                                            257,396        234,909        234,909

RADIO - NEW ZEALAND                          18,746         15,815         15,815

ENTERTAINMENT - CANADA                       71,597         27,252         27,252

PUBLISHING AND ONLINE - CANADA              268,915        287,413        248,314

OUTDOOR - AUSTRALIA                           8,715          9,146          9,146

Inter-segment Revenues                       (5,987)             -              -
                                           --------       --------       --------
TOTAL REVENUE                               619,382        574,535        535,436
                                           ========       ========       ========
OPERATING PROFIT
TELEVISION
Canada                                       13,266          7,978          7,978
Australia - Network TEN                      29,511         20,693         20,693
New Zealand - TV3 and TV4                     3,032          2,105          2,105
Ireland - TV3                                 1,078            847            847
                                           --------       --------       --------
                                             46,887         31,623         31,623

RADIO - NEW ZEALAND                           5,583          4,713          4,713

ENTERTAINMENT - CANADA                      (29,768)        (4,968)        (4,968)

PUBLISHING AND ONLINE - CANADA               51,986         50,253         39,105

OUTDOOR - AUSTRALIA                             454           (404)          (404)
                                           --------       --------       --------

SEGMENT OPERATING PROFIT                     75,142         81,217         70,069

Corporate expenses                            6,016          8,416          8,416
Restructuring and film and television
     program impairment expenses             32,034              -              -
                                           --------       --------       --------
OPERATING PROFIT (EBITDA)                    37,092         72,801         61,653
                                           ========       ========       ========

(1) Combined results include the Company's 57.1% (57.5% to February 27, 2003) economic interest in Network TEN.

(2) Proforma results exclude the results of community newspapers sold in August 2002 and exclude the results of the community newspapers sold in February 2003 for the period from February 15, 2002 to August 31, 2002.